February 25, 2016

Securities Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously accountants for Transparent Value Directional Allocation VI Portfolio (the “Portfolio”); one of the series constituting the Transparent Value Trust (the “Trust”) and, under date February 25, 2016 we reported on the financial statements of the Portfolio as of and for the year ended December 31, 2015.  We were notified by the Portfolio that the auditor-client relationship was terminated effective with the date of the issuance of our audit opinion.

We have read the Portfolio’s statements included under Item 77K of form N-SAR as of and for the year ended December 31, 2015, and agree with such statements, except that we are not in a position to agree or disagree with the Portfolio’s statements regarding the Board of Directors’ selection of Ernst & Young LLP to replace KPMG or consultations with Ernst & Young LLP by the Portfolio during the last two fiscal periods.

Very truly yours,

/s/KPMG LLP